EXHIBIT 99.1

China Lodging Group, Limited (HTHT) Announces Its Preliminary Results for Hotel Operations in the Fourth Quarter of 2014

SHANGHAI, China, Jan. 12, 2015 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operations in the fourth quarter ended December 31, 2014.

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened	Closed (1)	Net added	As of	Net added (2)	As of
	in Q4 2014	in Q4 2014	in Q4 2014	December 31, 2014	in Q4 2014	December 31, 2014
Leased hotels	8	(1)	7	611	336	72,335
Manachised hotels	141	(2)	139	1,376	11,945	136,689
Franchised hotels(3)	--	--	--	8	--	931
Total	149	(3)	146	1,995	12,281	209,955
(1) Three hotels were closed in the fourth quarter. Among those, a leased hotel was transformed to a manachised hotel; and two manachised contracts were terminated.
(2) A total of 1,260 hotel rooms were in renovation during the fourth quarter, which posed a short-term negative impact on hotel revenues.
(3) refers to franchised Starway hotels

Number of hotels in pipeline as of December 31, 2014
Leased hotels	29
Manachised hotels	644
Total	673

Operating Metrics

	For the quarter ended
	December 31,	September 30,	December 31,
	2013	2014	2014
Occupancy rate (as a percentage)
Leased hotels	89%	93%	87%
Manachised hotels	91%	92%	86%
Blended	90%	93%	87%
Average daily room rate (in RMB)
Leased hotels	187	198	190
Manachised hotels	171	180	169
Blended	178	187	176
RevPAR (in RMB)
Leased hotels	166	184	166
Manachised hotels	155	166	145
Blended	160	173	153

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	December 31,		yoy
	2013	2014	change
Total	1,178	1,178
Leased hotels	505	505
Manachised hotels	673	673
Occupancy rate (as a percentage)	93%	90%	-3%
Average daily room rate (in RMB)	179	179	0%
RevPAR (in RMB)	165	161	-3%

Business Update by Segment

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q4 2014	December 31, 2014
Economy hotels	132	1,819
HanTing Hotel	101	1,648
Leased hotels	6	502
Manachised hotels	95	1,146
Hi Inn	20	158
Leased hotels	--	41
Manachised hotels	20	117
Elan Hotel	11	13
Leased hotels	--	--
Manachised hotels	11	13
Midscale and upscale hotels	14	176
JI Hotel	6	117
Leased hotels	1	62
Manachised hotels	5	55
Starway Hotel	8	55
Leased hotels	--	3
Manachised hotels	8	44
Franchised hotels	--	8
Joya Hotel	--	3
Leased hotels	--	2
Manachised hotels	--	1
Manxin Hotels & Resorts	--	1
Leased hotels	--	1
Total	146	1,995

Operational metrics for hotels in operation by segment

Q4 2013
	Number of hotels in operation	RevPAR	ADR	Occupancy
Economy hotels	1,309	156	171	91%
Leased hotels	514	159	176	90%
Manachised hotels	795	153	168	91%
Midscale and upscale hotels	91	212	269	79%
Leased hotels	51	231	285	81%
Manachised hotels	40	184	242	76%
Total	1,400	160	178	90%

Q4 2014
	Number of hotels in operation	RevPAR	ADR	Occupancy
Economy hotels	1,819	146	167	88%
Leased hotels	543	154	175	88%
Manachised hotels	1276	142	163	87%
Midscale and upscale hotels	168	203	263	77%
Leased hotels	68	231	287	80%
Manachised hotels	100	177	237	75%
Total	1,987	153	176	87%
* Excluding franchised Starway hotels

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	December 31,		December 31,		yoy	December 31,		yoy	December 31,		yoy
	2013	2014	2013	2014	change	2013	2014	change	2013	2014	change
Economy hotels	1,117	1,117	161	155	-4%	173	173	0%	93%	90%	-3%
Leased hotels	473	473	163	158	-3%	178	176	-1%	92%	90%	-2%
Manachised hotels	644	644	159	153	-4%	170	170	0%	94%	90%	-4%
Midscale hotels	61	61	241	251	4%	273	288	6%	88%	87%	-1%
Leased hotels	32	32	270	278	3%	291	312	7%	93%	89%	-4%
Manachised hotels	29	29	201	212	5%	245	251	2%	82%	85%	2%
Total	1,178	1,178	165	161	-3%	179	179	0%	93%	90%	-3%

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com .

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT: Ida Yu
         Sr. Manager of Investor Relations
         Tel: 86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com